Exhibit 99.1

IM Cannabis Provides Corporate Update

TORONTO and GLIL YAM, Israel, July 27, 2026 – IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, announces that Mr. Alon Dayan has resigned as a director of the Company for personal reasons.

The board of directors and management of IM Cannabis thank Mr. Dayan for his service and valuable contributions to the Company during his tenure and extend their best wishes to him in his future endeavours.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Michal Efraty
Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and, where applicable, United States securities laws. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s evaluation of opportunities to expand into additional technology-driven sectors and the Company’s business focus, strategy and future opportunities.

Forward-looking statements are based on the beliefs, expectations and assumptions of management as of the date of this press release, including assumptions regarding the Company’s ability to continue operating its medical cannabis platform in Israel and Germany, the availability of opportunities that are consistent with the Company’s business strategy, the Company’s ability to evaluate and pursue such opportunities, market conditions, regulatory conditions and the continued availability of required licences, permits and approvals.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among others, risks relating to the highly regulated nature of the medical cannabis industry, the Company’s ability to maintain applicable licences, permits and regulatory approvals, changes in applicable laws, regulations and enforcement practices, market and business conditions in Israel and Germany, the availability and suitability of strategic opportunities, the Company’s liquidity and capital resources, and the risks described under the heading “Risk Factors” in the Company’s most recent annual report and other continuous disclosure documents filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any obligation to update or revise any forward-looking statements, except as required by applicable securities laws.